Exhibit 4(d)(4)

Home Office: Cincinnati, Ohio

Administrative Office: [P.O. Box 5423, Cincinnati, Ohio 45201-5423]

WAIVER OF ADJUSTMENTS RIDER FOR TERMINAL ILLNESS

This is your waiver of adjustments rider for terminal illness. It is attached to an individual deferred variable annuity contract. It is a legally binding agreement between you and us. It waives any negative market value adjustment that may otherwise apply to a surrender of the annuity contract if you meet the conditions set out in this rider. There is no separate charge for this rider. PLEASE READ THIS RIDER WITH CARE.

As you read through this rider, please note that the words “you” and “your” refer to the owner of the annuity contract, including a joint owner, if any. The words “we”, “us”, “our”, and “Company” refer to MassMutual Ascend Life Insurance Company. The word “Rider” refers to this rider. The word “Contract” refers to the annuity contract identified below. Other capitalized words are defined by a specific provision of this Rider, or by the Contract.

RIDER SPECIFICATIONS

Contract Number:	[0000000000]

Insured{s}	[JOHN DOE]
[JANE DOE]

Benefit Eligibility Date:	[April 1, 2022]

This Rider is a part of the Contract. It is not a separate contract. It changes the Contract only as and to the extent stated. In all cases of conflict with the other terms of the Contract, the provisions of this Rider shall control.

Signed for us at our office as of the date of issue.

[ ]	[ ]
[Mark F. Muething]	[John P. Gruber]
[President]	[Secretary]

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WAIVER OF ADJUSTMENTS FOR TERMINAL ILLNESS

This Rider does not provide a waiver of adjustments until after the Benefit Eligibility Date.

Upon receipt of Written Notice of Claim and Written Proof of Occurrence, we will waive any negative Market Value Adjustment that may otherwise apply under the Contract to a surrender of the Contract on or after the Benefit Eligibility Date if at the time of such surrender an Insured has been diagnosed as having a life expectancy of less than 12 months, and that diagnosis meets both of the following conditions.

1)	the diagnosis has been made by a Physician; and

2)	such diagnosis was first made after the Contract Effective Date.

If we deny your request, we will provide you with written notice of our decision and give you an opportunity to provide additional proof, or to decide to proceed with the surrender subject to any negative Market Value Adjustment that may apply.

This waiver does not apply to a withdrawal of an amount less than the Contract’s full Surrender Value.

DEFINITIONS

Insured

An individual whose diagnosis is used to qualify for benefits under this Rider. Each natural person (other than a trustee, custodian, or plan sponsor) who is an Owner or joint owner of the annuity contract is an Insured. If the Contract is owned by a trust, custodian, or plan sponsor, or by a corporation, partnership, limited liability company, or other entity, then each Annuitant is an Insured. Each Insured on the Contract Effective Date is set out on the first page of this Rider.

Market Value Adjustment

An adjustment to Contract values that may apply upon a withdrawal or surrender that is based on a comparison between interest rates at the beginning of a term and interest rates at the time of the withdrawal or surrender. A negative Market Value Adjustment is one that would reduce the Contract values.

Physician

A United States licensed medical doctor (M.D.) or a United States licensed doctor of osteopathy (D.O.) practicing within the scope of his or her license. The term “Physician” does not include an Owner or joint owner, an Insured, a Family Member of an Owner, joint owner, or Insured, or an employee, officer, director, owner, partner, member, or agent of a non-natural person Owner or joint owner.

Family Member

A spouse, parent, grandparent, child, grandchild, sibling, aunt, uncle, first cousin, niece, or nephew, or any such relative by marriage or adoption, including in-laws and step-relatives.

Written Notice of Claim

You must provide us with a written notice of a claim for a waiver under this Rider:

1)	within twenty (20) days of the occurrence covered by this Rider or as soon thereafter as is reasonably possible; and

2)	before the date of the surrender with respect to which a waiver under this Rider is claimed.

Notice given by, or on behalf of the Insured, to us at our address or telephone number, or to any authorized agent of the Company, with information sufficient to identify the Insured, shall be deemed notice to us.

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Claim Forms

Upon receipt of written notice of a claim for a waiver under this Rider, we will furnish to you a form or forms for filing a proof of occurrence. If we do not furnish such form or forms within fifteen (15) days of receipt of the written notice of claim, you will be deemed to have complied with the requirements as to proof of occurrence upon submitting, within the time period set out in the Written Proof of Occurrence provision below, written proof covering the character and the extent of the occurrence covered by this Rider.

Written Proof of Occurrence

You must provide us with written proof of occurrence of the conditions set out in the “Waiver” provision above. You must provide us with such written proof of occurrence:

1)	within ninety (90) days after the date of the occurrence; and

2)	before the date of the surrender with respect to which a waiver under this Rider is claimed.

Failure to furnish written proof of occurrence shall not invalidate or reduce the claim for a waiver under this Rider if it was not reasonably possible to give written proof of occurrence within ninety (90) days after the date of the occurrence, provided written proof of occurrence is furnished as soon as reasonably possible and, except in the absence of legal capacity, no later than one (1) year from the time such proof is otherwise required.

Physical Examination

At our own expense, we shall have the right and opportunity to examine the person of the Insured when and as often as we may reasonably require during the pendency of any claim for a waiver under this Rider and to make an autopsy after the death of the Insured where it is not forbidden by law.

TERMINATION

This Rider will terminate and shall have no value when one of the following occurs:

1)	you transfer an interest in the Contract and the transfer adds a new Insured;

2)	when no further Market Value Adjustments can ever apply under the Contract;

3)	you surrender or annuitize the Contract; or

4)	a death that would give rise to a death benefit under the Contract, unless a spouse of the Insured becomes the successor owner of the Contract.

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